John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

May 2, 2016

Mr. Jacob Sandoval
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Sandoval:

On December 11, 2015, you provided comments to me and my colleague relating to certain annual shareholder report filings for series of the Trust. You noted that your review also covered other certain filings of the Trust. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment. This letter is being submitted in a correspondence filing.

General

1.	Comment: Please update the EDGAR system to reflect that the Leadsman Capital Strategic Income Fund and the Virginia Equity Fund are inactive series of the Trust.

Response: The Trust has updated the EDGAR system as you have requested.

2.
Comment:      In regards to the: (i) Form N-CSR/A filed on July 20, 2015 for the Toreador International Fund; (ii) the Form N-CSR/A filed on April 10, 2015 for the REMS International Real Estate Value-Opportunity Fund; and (iii) the Form N-Q/A filed on June 5, 2014 for the B. Riley Diversified Equity Fund, please explain the reason for the various amended filings.

Response:      With respect to the Toreador International Fund, the Form N-CSR/A filed on July 20, 2015 was filed for the purpose of amending the following information that was inconsistent between the original filing and the documents mailed to shareholders: (a) annual return information in the letter to shareholders, and (b) MSCI EAFE index returns for one class of shares. A transmittal letter dated July 16, 2015 was included with the amended filing setting forth the reasons for the filing. See Exhibit 2.A. for a copy of the transmittal letter.

With respect to the REMS International Real Estate Value-Opportunity Fund, the Form N-CSR/A was filed on April 10, 2015 for the purpose of amending two chart titles that were inconsistent between the original filing and the documents mailed to shareholders. A transmittal letter dated April 10, 2015 was

Mr. Sandoval
U.S. Securities and Exchange Commission
May 2, 2016

included with the amended filing setting forth the reasons for the filing. See Exhibit 2.B. for a copy of the transmittal letter.

With respect to the B. Riley Diversified Equity Fund, the Form N-Q/A was filed on June 5, 2014 for the purpose of correcting a value of a single holding (Google, Inc.) that had a missing digit on the original filing.

With respect to the amended Form N-CSR’s referenced above, please note that the shareholders received the amended materials and the filings were done to accurately reflect what was actually provided to shareholders.

Strategic Latin America Fund Annual Report for the Fiscal Year Ended March 31, 2015

3.
Comment:      In regards to prospectus filed for the Strategic Latin America Fund on July 29, 2015, the annual fund operating expenses after fee waiver is listed as 1.80% and the related footnote indicates that it does not include, among other things, dividend expense on short sales. However, the financial highlights in the annual report indicate that total expenses for the Fund, net of waiver, but including dividend and interest expense was 1.89%. Please update the prospectus and the information on the Strategic Latin America Fund’s website and advise as to whether the Trust intends to do anything with regard to shareholders who may have purchased shares based on the fee table in the prospectus.

Response:      The Strategic Latin America Fund closed on February 23, 2016 and the related website has been removed as of the closing date also. The Trust’s administrator (the “Administrator”) reviewed the shareholder purchases for the period subsequent to July 29, 2015 and determined there was $302,010 in shareholder purchases, of which $45,300 was attributable to new shareholders, representing less than ½ of 1% of the average net assets of the Fund for the time period reviewed. The remaining $256,710 represents additions to accounts that were in existence as of July 29, 2015 and in receipt of the annual report stating the expense ratio of 1.89% for the year. Upon further review, it was also determined that had the dividend and interest expense accrued by the Fund at the time of each of the purchases been included as part of the expense ratio cap of 1.80%, there would have been no difference in the NAV at which the respective shares were purchased. The Trust notes that the amounts provided in the fee table are estimates of what a shareholder may pay and it has determined that the amount to be immaterial. Accordingly, no further corrections will be made at this time. The Trust will work more closely with all of its service providers, including its chief compliance officer, auditors and legal counsel to avoid these types of circumstances in the future.

4.
Comment:     In regards to the financial highlights, on a prospective basis, please remove the line item “net of waiver including dividend and interest expense.” The disclosure may be in a footnote, but should be excluded from the financial highlights table.

Response: The Trust will make the adjustment to futures reports.

5.
Comment:      In regards to Note 2 to the financial statements, the disclosure describing the expense limitation terms does not match that contained in the Prospectus. The annual report notes that the expense limitation amount is 1.80% while the Prospectus notes that it is 1.55%. On a prospective basis, please review these disclosures to ensure accuracy.

Mr. Sandoval
U.S. Securities and Exchange Commission
May 2, 2016

Response: The Trust will make the adjustment to future shareholder reports.

6.
Comment:     In regards to Note 1 to the financial statements, the disclosure indicates that the Fund is non-diversified while the Prospectus does not seem to state that or provide any risks with regard to non-diversification.

Response:      The Trust has corrected this disclosure in the Form N-CSR/S filed for the Strategic Latin America Fund for the period ended September 30, 2015. The disclosure clarifies that the Fund is a diversified series of the Trust.

7.	Comment: In regards to the schedule of investments, on a prospective basis please show the currency in which the par amount is denominated.

Response: The Trust will make the adjustment to future shareholder reports.

8.
Comment:      In regards to the schedule of investments, please state the name of the fund underlying the stock options held. Currently, the disclosure provides the ticker symbol but should provide the name of the security.

Response: The Trust will make the adjustment to future shareholder reports.

European Equity Fund (currently Global Strategic Income Fund) for the Fiscal Year Ended December 31, 2014

9.
Comment:      In regards to Management’s Discussion of Fund Performance for the European Equity Fund (now the Global Strategic Income Fund), please confirm that the performance table is based on $10,000. The starting point for the table appears to be closer to $20,000 as compared to the chart for Class C shares.

Response:     The Trust’s administrator confirmed that the performance table is based on $10,000; however, due to an administrative error, the graph data points in the performance table were labeled incorrectly. However, the relative comparison between the Fund’s performance and the index performance was accurately pictured. Had the data points been accurately labeled, the graph would not change. The Trust’s administrator has added additional review procedures to ensure such an error will not be repeated in future shareholder reports.

10.
Comment:      In regards to the schedule of investments, there is an investment in Anheuser-Busch Invbev Strip VVPR, please confirm that what is owned by the Fund is the strip as opposed to the shares as it seems the price listed is that of the common stock rather than the strip.

Response: The Fund owns the common stock. The description has been updated to accurately reflect the security as an ADR.

11.
Comment:      Please confirm if there were any foreign capital gains taxes applicable during the period pursuant to Audit and Accounting Guide for Investment Companies Section 6.14. If there are such taxes, please adjust the disclosure on a prospective basis.

Response: There were none applicable during the period noted. If such taxes are noted on future reports the appropriate disclosures will be included.

Mr. Sandoval
U.S. Securities and Exchange Commission
May 2, 2016

B. Riley Diversified Equity Fund for the Fiscal Year Ended December 31, 2014

12.	Comment: In regards to the Management’s Discussion of Fund Performance, the Class A appears to impose a sales charge of 5.75% and, as such, this charge should be reflected in the Class A line graph.

Response: The Trust will make the adjustment to future shareholder reports.

13.	Comment: In regards to the financial highlights, on a prospective basis please state that total return does not reflect applicable sales loads.

Response: The Trust will make the adjustment to future shareholder reports.

Toreador International Fund for the Fiscal Year Ended April 30, 2015

14.
Comment:      In regards to the performance table, please include a statement that performance figures assume the reinvestment of all dividends and distributions and do not reflect the impact of taxes as is disclosed for other series of the Trust.

Response: The Trust will make the adjustment to future shareholder reports.

15.	Comment: In regards to the performance table, on a prospective basis, please show the impact of CDSC charges for Class C shares.

Response: The Trust will make the adjustment to future shareholder reports.

16.
Comment:     In regards to the hypothetical expense example, please confirm if the example is based on the amounts contained in the footnote. It appears that the note is referring to the net amount and the calculation is using a different amount. The net ratio is higher than the gross ratio as it is subject to recapture but it is unclear that the hypothetical expenses reflect this.

Response:      The example is based on the actual expense ratio of the respective class as disclosed in the financial highlights. The footnote incorrectly referenced the capped expense ratio for each class. Steps will be taken to ensure the ratios disclosed in the footnote to the expense example accurately reference the expense ratios used in the calculations in future reports.

17.
Comment:      Due to the recapture amount, the accrued management fees as of year-end appear high. Please confirm if the amounts shown include advisory fees payable, as well as the amounts subject to recapture.

Response: The accrued investment management fee accurately reflects the advisory fee payable as of April 30, 2015 and does not reflect amounts subject to recapture.

REMS Funds for the Fiscal Year Ended December 31, 2014

18.
Comment:      In regards to the statement of operations for the REMS International Real Estate Value-Opportunity Fund, the dollar amount of “other expenses” line item is greater than 5% of total expenses. Please confirm, pursuant to Regulation S-X Section 6-07(2)(b), if there are any individual expenses contained therein that are greater than 5%.

Mr. Sandoval
U.S. Securities and Exchange Commission
May 2, 2016

Response: The Administrator has confirmed to the Trust that there are no individual expenses exceeding 5% of total expenses included in the “other expenses” line item.

19.
Comment:       In regards to Management’s Discussion of Fund Performance, the disclosure provides that on May 8, 2014 the Fund began investing in securities and prior to this it held cash. The periods prior to May 8, 2014 are not shown and the performance for the Fund should include the periods based on date of inception ( i.e., when the Fund was holding cash). Please update this on a prospective basis.

Response: The Trust will make the adjustment in future shareholder reports.

20.
Comment:       With respect to the REMS International Real Estate Value-Opportunity Fund, please confirm that the calculation of total return is based on the inception date in March of 2014 rather than on May 8, 2014.

Response: The calculation of total return is based on the inception date of March 19, 2014.

21.
Comment:     With respect to the REMS International Real Estate Value-Opportunity Fund, there is a significant amount of the Fund’s assets (44% as of the Fund’s semi-annual period and 32% for the annual period) in money market funds. Please confirm the significant cash holdings are in line with the disclosure contained in the Fund’s prospectus.

Response: In the Prospectus for the Fund dated September 16, 2015, the investment strategies disclosure provides:

Although the Fund intends to invest primarily in equity securities, the Fund may hold for extended periods of time a significant portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit and short-term debt obligations, either due to pending investments or when investment opportunities are limited.

Accordingly, the Trust believes that Fund’s disclosure in the prospectus is appropriate.

22.
Comment:       With respect to the REMS Real Estate 50/50 Income Fund, please confirm that the Trust complied with Rule 19a-1 under the Investment Company Act of 1940, as amended, with respect to the return of capital noted in that report.

Response:       The Administrator has confirmed to the Trust compliance with Rule 19a-1 under the Investment Company Act of 1940, as amended, with respect to the return of capital noted in the REMS Real Estate Income 50/50 Fund’s annual report to shareholders for the year ended December 31, 2014.

23.	Comment: With respect to the REMS Real Estate 50/50 Income Fund, please update the disclosure in Note 2 pertaining to the expense limitation agreement to match that contained in the Fund’s Prospectus.

Response: The Trust will make the adjustment to future shareholder reports.

24.
Comment:       With respect to the REMS Real Estate Value-Opportunity Fund, in Note 1 under “Real Estate Investment Trust” securities it notes that “management does not estimate the tax character for REIT distributions for which actual information has not been reported.” Please describe how this policy is in line with U.S. generally accepted accounting principles.

Mr. Sandoval
U.S. Securities and Exchange Commission
May 2, 2016

Response:      Actual information is received in the current year for the overwhelming majority of the REIT distributions in determining the appropriate tax character for reporting annual distributions to shareholders. Therefore, management has determined that it is appropriate to true up in the subsequent year the tax character of the immaterial amounts not received rather than to estimate such amounts in the current year. Because these amounts are generally considered immaterial, this statement will be removed from future reports to shareholders. Additionally, management has conferred with the Fund’s independent auditors and confirmed that this policy is consistent with U.S. generally accepted accounting principles.

25.
Comment:       With respect to the REMS Real Estate Value-Opportunity Fund, please state the accounting policy for distributions from net investment income and realized gains (i.e., those reported on the ex-dividend date). Please refer to corresponding disclosures for other portfolios of the Trust (e.g., the Strategic Latin America Fund) that contain this type of disclosure.

Response: The Trust will make the adjustment to future shareholder reports.

26.
Comment:       With respect to the REMS Real Estate Value-Opportunity Fund, please state that the Fund follows the accounting and reporting requirements for investment companies under FASB Accounting Standards Update (Topic 946) No. 2013-08. Please refer to corresponding disclosures for other portfolios of the Trust (e.g., the Toreador International Fund) that contain this type of disclosure.

Response: The Trust will make the adjustment to future shareholder reports.

27.
Comment:       With respect to the REMS Real Estate Value-Opportunity Fund, on a prospective basis, please describe the commission recapture program with ConvergeX and Capital Institutional Services. These providers are noted in the annual report, but no references are made to these providers in the Fund’s registration statement. The arrangements should to be described.

Response:      The Fund entered into agreements with ConvergEx Execution Solutions LLC (“ConvergEx”) and Capital Institutional Services, Inc. (“CAPIS”), brokerage services providers, whereby a portion of the commissions from each portfolio transaction would be used to reduce the operating expenses incurred, including but not limited to custodial, transfer agent, administrative, legal, trustee, accounting and printing fees and expenses, and other expenses charged to the Fund by third-party service providers which are properly disclosed in the prospectus of the Fund. Pursuant to the terms of the commission recapture agreement, the broker transfers the available commissions earned monthly to the Fund’s administrator. ConvergEx transferred $139 to the Fund’s administrator to offset operating expenses during the year ended December 31, 2015; $10,354 during the year ended December 31, 2014 and $13,598 during the year ended December 31, 2103. The Trust has deemed this activity to be immaterial to the Fund, representing less than ½ of 1 basis point of average net assets in each of the years noted. The Trust is also evaluating the need for continuation of the commission recapture program based on the overall decline in the recaptured expenses over the last three years. The Trust has determined that the arrangement is not material to the registration statement and therefore has not included such disclosure. Moreover, the Trust notes that at this point, these arrangements have been discontinued and are no longer relevant to the operations of the Fund.

Mr. Sandoval
U.S. Securities and Exchange Commission
May 2, 2016

Union Street Partners Value Fund

28.
Comment:        In regard to the Form N-PX filed for the Union Street Partners Value Fund for the period ended June 30, 2015, it appears that the investment sub-adviser did not vote proxy ballots. Confirm this is correct and consistent with the applicable proxy voting policies.

Response:        The Trust has reviewed the Form N-PX filing you reference and believes that the investment sub-adviser implemented this in a manner consistent with its (and the Trust’s) proxy voting policy that was in place for the period ended June 30, 2015. Subsequently the investment sub-adviser has revised its proxy voting polices for the Fund and such results will be reflected in the June 30, 2016 Form N-PX report.

General (continued)

29.
Comment:        In regards to all series of the Trust, the Trust has made an irrevocable election pursuant to Rule 18f-1 filed on September 22, 2015. Please ensure all series of the Trust disclose this information in their respective Prospectuses.

Response:       The Trust notes the Rule 18f-1 filings made on September 22, 2015 were with respect to two of the series of the Trust. The Trust will ensure that those series include the appropriate “redemptions in-kind” election disclosure in their respective prospectuses.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively